December 2, 1998

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C
Attention: Shelley E. Parratt, Associate Director,
Division of Corporate Finance
Mail Stop 3-9

Re: Systems Communications, Inc.
       Form S-1
       File No. 333-59283

Gentlemen:

Pursuant to Rule 477, the Company hereby applies to withdraw the above referenced Registration Statement. The reasons for this request for withdrawal are described below.

1. On November 12, 1998, Ernst & Young LLP (the Company's "Predecessor Auditor, or E&Y") informed the Company that it would not consent to the use of its reports on the consolidated financial statements of the Company and its Subsidiaries for the years ended December 31, 1996 and 1995. Those financial statements are included in the Registration Statement. The reason given to the Company by E&Y was that "based upon our evaluation of the circumstances and the material changes in circumstances since the issuance of our reports on the consolidated financial statements of Systems Communications, Inc. and subsidiaries for the years ended December 31, 1996 and 1995, including the pendency of a petition for involuntary liquidation of Systems Communications, Inc. under chapter 7 of the Federal Bankruptcy Code, E&Y does not consent to the use of its reports on the referenced financial statements in a registration statement filed by Systems Communications, Inc. on Form S-1 in connection an offering of Common Stock by selling shareholders". The circumstances and change in circumstances the Company believes E&Y are referring to are disclosed in the Registration Statement.

2. The Company does not contemplate engaging its current auditor, Moore Stephens Lovelace, PL, as successor independent auditors of Systems Communications, Inc., to audit the consolidated financial statements of the Company and its Subsidiaries for the years ended December 31, 1996 and 1995.

3. The Company believes that it has met the requirements of a "small business issuer" under Regulation S-B for the past three years but has voluntarily followed the reporting requirements for a reporting company that are applicable to a "non-small business reporting company".

4. The Company has engaged Moore Stephens Lovelace, PL to audit its 1998 financial statements and contemplates filing a Form 10-KSB annual report for the year ending December 31, 1998 as soon as practicable.

5. After filing the Form 10-KSB for the year ending December 31, 1998, the Company intends to file a Form SB-2 to register Common Stock for resale by selling security holders. These selling security holders are included in the above referenced Registration Statement to be withdrawn.


United States Securities and Exchange Commission
Page 2


Based on the above factors, the Company respectfully requests that the Commission permit the withdrawal of the above referenced Registration Statement.

The Company requests that the staff address any questions to either Jackson L. Morris, Esq., 3116 West North A Street, Tampa, Florida 33609, Telephone: (813) 874-8854 or to Robert A. Thompson, Suite 107, 4707 140th Avenue, North, Clearwater, Florida, Telephone: (727) 530-4800.

Sincerely,


/s/ Edwin B. Salmon, Jr.
Edwin B. Salmon, Jr.
Chairman of the Board